SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended: **December 31, 2007** Commission File Number: **1-1687**

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN
(Full title of the Plan)

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, HR Services and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of Plan)

Date June 25, 2008

G. T. Welsh, Director,
HR Services and Benefits of PPG Industries,
Inc. and Administrator of the Plan

PPG Industries Employee Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006,
Supplemental Schedules as of and for the
year ended December 31, 2007, and Report of
Independent Registered Public Accounting Firm

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PPG Industries Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the Table of Contents, are presented for the purpose of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 23, 2008

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007

	Notes	
ASSETS:		
Investment in net assets of the PPG Industries Master Trust, at fair value	3	$ 2,762,643,398
Participant loans — net	2	44,600,803
Total investments at fair value		2,807,244,201
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE		2,807,244,201
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	4	(4,181,378)
NET ASSETS AVAILABLE FOR BENEFITS		$ 2,803,062,823

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006

	Notes	Participant Directed	Nonparticipant Directed	Total
ASSETS:				
Investments at fair value:	1			
PPG Industries, Inc. common stock (at $64.21 per share):				
Allocated shares — 15,406,200		$ 266,981,873	$ 722,250,229	$ 989,232,102
Unallocated shares — 694,115	5	-	44,569,124	44,569,124
Mutual funds		581,647,462	-	581,647,462
S&P 500 Index Fund		243,674,433	-	243,674,433
Investments held by Stable Value Fund	4	656,305,257	-	656,305,257
Wrapper contracts held by Stable Value Fund	4	6,003,858	-	6,003,858
International Equity Fund		102,546,766	-	102,546,766
Money market funds		14,915,917	245,934	15,161,851
Interest bearing cash		155,460	-	155,460
Participant loans — net	2	44,327,703	-	44,327,703
Total investments at fair value		1,916,558,729	767,065,287	2,683,624,016
Receivables:				
Security sales pending settlement		11,070,900	-	11,070,900
Interest and dividends		112,217	17,675	129,892
Interfund transfer		2,680,882	-	2,680,882
Total receivables		13,863,999	17,675	13,881,674
Total assets		1,930,422,728	767,082,962	2,697,505,690
LIABILITIES:				
ESOP loans	5	-	23,906,950	23,906,950
Interfund transfer		2,680,882	-	2,680,882
Other liabilities		129,067	-	129,067
Total liabilities		2,809,949	23,906,950	26,716,899
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE		1,927,612,779	743,176,012	2,670,788,791
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	4	(25,512)	-	(25,512)
NET ASSETS AVAILABLE FOR BENEFITS		$ 1,927,587,267	$ 743,176,012	$ 2,670,763,279

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

	Notes	
ADDITONS:		
Income from investments in the PPG Industries Master Trust	3	$ 239,909,074
Interest income		2,946,304
Total investment income		242,855,378
Contributions:	2	
Employer		40,989,841
Employee		73,900,197
Total contributions		114,890,038
Total additions		357,745,416
DEDUCTIONS:		
Withdrawals		224,022,008
Deemed distributions	2	63,128
Interest expense	5	1,360,736
Total deductions		225,445,872
NET INCREASE		132,299,544
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year		2,670,763,279
End of year		$ 2,803,062,823

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Notes	Participant Directed	Nonparticipant Directed	Total
ADDITIONS:				
Net investment income:				
Dividends:				
Allocated		$ 38,296,810	$ 21,921,584	$ 60,218,394
Unallocated		-	1,860,489	1,860,489
Interest		2,665,931	1,058,942	3,724,873
Administrative expenses		(1,630,131)	(399,928)	(2,030,059)
Net appreciation in fair value of investments		142,357,849	68,955,198	211,313,047
Net investment income		181,690,459	93,396,285	275,086,744
Contributions:	2			
Employer		332,766	30,483,386	30,816,152
Employee		79,067,465	-	79,067,465
Total contributions		79,400,231	30,483,386	109,883,617
Net additions		261,090,690	123,879,671	384,970,361
DEDUCTIONS:				
Withdrawals		190,816,960	54,676,611	245,493,571
Deemed distributions	2	426,886	-	426,886
Interest expense	5	-	2,449,907	2,449,907
Total deductions		191,243,846	57,126,518	248,370,364
NET INCREASE PRIOR TO FUND TRANSFERS		69,846,844	66,753,153	136,599,997
NET FUND TRANSFERS		64,667,296	(64,667,296)	-
NET INCREASE		134,514,140	2,085,857	136,599,997
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year		1,793,073,127	741,090,155	2,534,163,282
End of year		$ 1,927,587,267	$ 743,176,012	$ 2,670,763,279

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting — The financial statements of the PPG Industries Employee Savings Plan (the "Plan") are prepared on the accrual basis of accounting, except for benefits payable, which is not recorded as a liability of the Plan in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, *Audits of Employee Benefit Plans*. As of December 31, 2007 and 2006, net assets available for benefits did not include any amounts due to participants who had requested withdrawals, including loans, from the Plan as of those dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.

Master Trust — Effective January 2, 2007, the PPG Industries Master Trust (the "Master Trust") was established pursuant to a trust agreement between PPG and Fidelity Management Trust Company (FMTC), in order to permit the commingling of trust assets in multiple PPG sponsored employee benefit plans for investment and administrative purposes.

Investment Valuation — Investments are generally stated at fair value. Investments in securities traded on security exchanges and mutual funds are valued at the New York Stock Exchange (NYSE) closing sales price on the last business day of the Plan year with the exception of the unallocated shares (shares held by the Employee Stock Ownership Plan, or ESOP) in the PPG Stock Fund, which are valued at the closing composite price, which includes trades on the NYSE, and the Philadelphia exchange. Listed securities for which no sale was reported on that date are valued at bid quotations. Participant loans are valued at the outstanding loan balances.

The S&P 500 Index Fund is a commingled pool managed by Barclay's Global Investors (BGI) that primarily invests in the common stocks of the 500 companies that make up the Standard & Poor's Composite Stock Index (S&P 500). The fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends re-invested. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the commingled pool is determined by BGI, and is based upon the fair value of the underlying securities held by the commingled pool.

The International Equity Fund is a pooled separate account that employs investment managers with distinct but complementary investment styles that invest primarily in foreign securities of two different institutionally managed commingled pools. Prior to April 2007, the three managers of the fund were: The Boston Company, Capital Guardian, and Pyramis Global Advisors Trust Company (previously known as Fidelity Investments). Effective April 2007, Capital Guardian was removed as a manager and investments previously held by Capital Guardian were transferred to the Pyramis Global Advisors Trust Company. Effective November 30, 2007, The Boston Company was replaced as a manager by Mellon Capital. At December 31, 2007, the two fund managers are Pyramis Global Advisors Trust Company and Mellon Capital with each managing approximately 50% of the funds assets. This fund is available only to Plan participants. The fair value of the fund is based upon the market value of the underlying securities held by the commingled pools.

The Stable Value Fund is a pooled separate account with FMTC as the investment manager, which invests in a diversified portfolio of fixed income securities such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. See Note 4 for additional information regarding the Stable Value Fund.

Adoption of New Accounting Standard — In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, *Fair Value Measurements* which defines fair value, establishes a framework in accounting principles generally accepted in the United States of America for measuring fair value and expands disclosure about fair value measurement. This statement only applies when other statements require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007 except as it relates to nonrecurring fair value measurements of nonfinancial assets and liabilities for which SFAS No. 157 is effective for fiscal years beginning after November 15, 2008. The Plan will adopt SFAS No. 157 with respect to Plan assets and liabilities in 2008, and the adoption is not expected to have a significant effect on the Plan's financial statements.

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description dated April 3, 2000, and Plan newsletters (summary of material modifications) issued since this date, for more information on the Plan.

Administration — The named fiduciary for the operation and administration of the Plan (the "Administrator") is the Director, HR Services and Benefits, of PPG Industries, Inc. (the Company or PPG). The Plan pays the fees associated with administering the Plan.

The named fiduciary with respect to control and management of the assets of the Plan is the Executive Committee and the BIC. These responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks.

The EBC has responsibility for establishing, maintaining, and amending the Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was converted to an ESOP on December 1, 1988 (see Note 5). Through December 31, 2005, the total Plan was considered to be the ESOP. The Plan was amended effective January 1, 2006, so that only the PPG Stock Fund is considered to be the ESOP. This change did not affect participant contributions, Company-matching contributions, any of the Plan's other provisions or the net assets available for benefits of the Plan.

Trustees of the Plan Assets — Mellon Bank, N. A. ("Mellon") was the trustee of the unallocated ESOP shares held in the PPG Stock Fund as of December 31, 2006. At December 31, 2007 all of the unallocated ESOP shares were distributed to Plan participants; thus, there are no assets in the Mellon trust. FMTC is the trustee for all other funds as of December 31, 2007 and 2006.

Eligibility to Participate in the Plan — The Plan is designed for U.S. salaried and hourly employees of PPG and its wholly owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first of any month that is coincident with or following his or her hire date.

Contributions — Contributions under the Plan are made by the participants and, for certain participants, by the Company. The participants' maximum contribution rate for the years ended December 31, 2007 and 2006, was 50% and 25% of eligible participant compensation, respectively. Also, the Plan was amended effective February 1, 2007, to implement a Roth 401(k) after-tax contribution feature. Catch-up contributions are permitted for eligible participants (catch-up contributions are not eligible for the Company match). Employee contributions also include rollovers from other qualified plans. The amount of rollovers totaled $2.4 million and $6.1 million in 2007 and 2006, respectively. Employer contributions included non-cash contributions of $26,422,905 and $14,305,089 in 2007 and 2006, respectively.

For most participants not covered by a collective bargaining agreement, Company-matching contributions are applied to each participant's monthly contribution subject to a maximum of 6% of the eligible participant's compensation. Effective January 1, 2007, the Plan was amended to state that the Company match rate established each year will be at the discretion of the Company. Prior to January 1, 2007, the Company-matching percentage was based on the Company's return on capital for the prior year. The Company's matching percentage for these participants was 100% and 75% in 2007 and 2006, respectively. For those participants whose employment is covered by a collective bargaining agreement, the level of Company-matching contributions, if any, is determined by the collective bargaining agreement.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan.

Vesting — All participant contributions and related earnings are vested immediately and become nonforfeitable. Most Company matching contributions and related earnings are vested immediately and become nonforfeitable.

Payment of Benefits — Upon termination from service for a voluntary or involuntary separation, retirement, or being approved for long-term disability, a participant may elect how to receive payment of his or her account among several options including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant's vested account balance. Participants who separate from service with a vested balance between $1,000 and $5,000 will have their vested account balance rolled over unless they make a different decision within 90 days of their separation from service. Those participants with vested balances of less than $1,000 will receive a taxable cash distribution unless they make a different decision within 90 days of their separation from service.

Payments to designated beneficiaries upon the death of the participant are paid as a lump-sum distribution as soon as administratively possible from the date the assets are transferred into the account of the designated beneficiary(ies). Such payments must be requested by the designated beneficiary(ies).

Participant Loans — All active participants, excluding (a) those with a vested account balance less than $2,000, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, and (d) those who have paid off a loan in the past 30 days, may borrow from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by the highest outstanding loan balance over the past 12 months. General purpose loans have a loan term of 12 to 56 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants' account balance and bear interest at a rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are paid ratably and are generally repaid by payroll deduction. A $50 loan processing fee is deducted from participant accounts for loans.

Deemed distributions represent loans to participants that are delinquent by more than 90 days and are thus considered distributions. At December 31, 2007 and 2006, loans to participants have been reduced by delinquent loans that totaled approximately $3,124,000 and $3,061,000, respectively.

Voting Rights — Participants have voting rights for the shares of PPG common stock that are allocated to their accounts.

3. PPG INDUSTRIES MASTER TRUST

The Master Trust assets are held by FMTC. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates. The plan assets of the PPG Industries Employee Savings Plan and the PPG Industries, Inc. Defined Contribution Retirement Plan are included in the Master Trust as of December 31, 2007.

The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. The income for the Loan Fund and the Employee Stock Ownership Plan, which are not part of the Master Trust, is recorded separately for those specific funds.

As of December 31, 2007, the Plan had approximately a 99.98% interest in the Master Trust. The net assets available for benefits of the Master Trust at December 31, 2007 are summarized as follows:

Investments at fair value:	
PPG Industries Common Stock*	$ 989,117,986
Mutual Funds*	685,265,329
S&P 500 Index Fund*	246,825,342
Stable Value Fund* (see Note 4)	688,772,148
International Equity Fund:	
Mellon EB Daily Liquidity EAFE Fund	70,018,879
Pyramis Select International Equity Fund	70,678,549
Money Market Funds	13,326,305
Total investments at fair value	2,764,004,538
Receivables	5,160,925
Liabilities	(5,937,906)
Net assets at fair value	2,763,227,557
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:	
State Street Bank	(1,046,189)
Rabobank Netherlands	(1,046,189)
CDC Financial Products	(1,044,720)
AIG Financial Products	(1,044,720)
Net assets available for benefits	$ 2,759,045,739

* Represents more than 5% of net assets in the Master Trust. Mutual funds amount above includes $215,825,990 of Contrafund assets and $147,186,683 of Growth Company assets, both of which represent more than 5% of net assets in Master Trust.

The net investment income of the Master Trust for the year ended December 31, 2007 is summarized as follows:

Interest	$ 767,136
Dividends	51,961,234
Other income	1,233,533
Administrative expenses	(2,226,076)
Net appreciation in fair value of investments:	
PPG Industries Common Stock	76,701,594
Mutual Funds	50,853,532
S&P 500 Index Fund	13,863,602
Stable Value Fund	32,904,509
International Equity Fund	13,898,001
Total net appreciation	188,221,238
Total net investment income	$ 239,957,065

4. STABLE VALUE FUND

The objective of the Stable Value Fund is to provide participants with preservation of principal and accumulated interest, book value liquidity for loans, withdrawals or transfers, and investment returns similar to intermediate bonds with less risk or volatility.

The Stable Value Fund includes constant duration synthetic guaranteed investment contracts (synthetic GICs) which guarantee specified rates of return. The use of synthetic GICs allows for control over the underlying securities in the portfolio while still being able to offer the book value liquidity for benefits to the Plan participants (fully benefit-responsive). The book value guarantee results in a stable return and reduces the volatility normally associated with a bond fund.

The synthetic GICs include underlying assets which are held in a trust which is owned by the Plan and utilize fully benefit-responsive wrapper contracts issued by CDC Financial Products, AIG Financial Products, State Street Bank and Trust, CDC Financial Products, and Rabobank Netherlands. These wrapper contracts have an S&P rating of AA except the Rabobank Netherlands wrapper which has an S&P rating of AAA. The underlying investments are stated at fair value. Fair value of the underlying investments is based on quoted market prices. The fair market value of the wrapper contract is estimated by converting the basis points assigned to the wrap fees into dollars.

These contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest crediting rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments and the spread between market value and contract value, but the rate cannot be less than 0%.

Certain events such as a Plan termination or plan merger initiated by the Plan administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2007	2006
Average yields:		
Based on annualized earnings (1)	5.05 %	5.12 %
Based on interest rate credited to participants (2)	4.92	4.53

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

In 2007 and 2006, the Stable Value Fund had 100% of its investments in the Stable Value Pool. The types of securities included in the Stable Value Pool, at fair value, as of December 31, are as follows:

	2007	2006
At fair value:		
Money market funds	$ 22,777,414	$ 13,017,517
Municipal bonds	4,058,868	-
U.S. government obligations	112,826,172	140,044,998
Corporate bonds	140,751,891	148,781,019
Mortgage-related securities	288,687,399	234,240,572
Asset-backed securities	136,615,806	120,221,151
Other	-	6,003,858
	705,717,550	662,309,115
Securities sales pending settlement	(16,945,402)	-
Fair value	688,772,148	662,309,115
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,181,818)	(25,512)
Contract value of Stable Value Fund	$684,590,330	$662,283,603

5. ESOP LOANS

The Plan and a former savings plan were converted to an ESOP on December 1, 1988. During the nine-month period ended September 30, 1989, the Plan borrowed $272 million from the Company and other lenders. The borrowings from other lenders are guaranteed by the Company. The proceeds from these borrowings were used to purchase approximately 12 million shares of PPG common stock from the Company and in the open market. Since 1990, the Plan has also borrowed from the Company $215 million to purchase approximately 5,375,000 shares of PPG common stock in the open market at various dates. The purchased shares initially represent an unallocated investment of the Plan which is allocated to individual participants' accounts as the Plan's loans are repaid. For the years ended

December 31, 2007 and 2006, there were no additional borrowings and no additional shares were purchased. For the years ended December 31, 2007 and 2006, approximately 694,000 shares and 425,000 shares, respectively, were transferred from the unallocated portion of the PPG Stock Fund to the allocated portion of the PPG Stock Fund. The Plan obtains funds to repay the loans primarily through dividends on the PPG common stock and Company contributions. As of December 31, 2006, the Plan had repaid approximately $463 million of these loans. Of the total debt outstanding at December 31, 2006, approximately $6 million was owed to the Company with a variable interest rate of 8.25%, $9 million bears a fixed interest rate which approximates 8.5% per annum, while the remaining borrowings bear interest as variable rates which approximate 5.1% as of December 31, 2006. As of December 31, 2007, all of the ESOP loans had been repaid.

The ESOP loans had a fair value of approximately $25 million at December 31, 2006. The fair value of the ESOP loans was based on discounted cash flows and interest rates available to the Company for instruments of the same remaining maturities.

6. NONPARTICIPANT DIRECTED INVESTMENTS

All monies invested in the Plan, with the exception of the company contributions, were participant directed through December 31, 2006. The company contributions were shown separately in the financial statements as nonparticipant directed investments and were deposited directly into the PPG Stock Fund.

Through December 31, 2006, the Plan allowed for Company contributions to become participant directed at certain ages (25% at age 45, 50% at age 50, and 100% at age 55) and upon separation from service for any reason at any age. At December 31, 2006, of the investments in the PPG Stock Fund that were classified as nonparticipant directed, $409,885,728 could be considered participant directed based on the age guidelines noted above and $45,826,222 was held by separated from service participants under age 55.

Effective January 1, 2007 the Plan was amended such that, for substantially all Plan participants, Company match monies can be directed into other Plan investment options without age restrictions. As such, on January 1, 2007, all amounts in participant accounts for these participants became participant directed. Additionally all unallocated shares were allocated to participant accounts during 2007, thus becoming participant directed. The total amount of Plan assets that were reclassified as participant directed totaled approximately $743,000,000 in 2007. The above referenced amendment did not apply to certain individuals at PPG's Crestline and Evansville facilities. At December 31, 2007, Plan assets included nonparticipant directed amounts totaling approximately $6,300,000 related to these certain employees at these two facilities.

7. INVESTMENTS

The fair value of the Plan's investments that exceeded 5% of net assets at December 31, 2006 was as follows:

PPG common stock *	$ 1,033,801,226
Stable Value Fund (investments and wrapper contracts)	662,309,115
S&P 500 Index Fund	243,674,433
Fidelity Contrafund (mutual fund)	181,391,244

* Includes $766,819,353 in 2006 of nonparticipant directed investments.

During the year ended December 31, 2006, the Plan's investments appreciated in value, including gains and losses on investments bought and sold, as well as held during the year as follows:

PPG common stock	$103,918,151
Mutual funds	31,471,783
S&P 500 Index Fund	31,873,599
Stable Value Fund	28,834,802
International Equity Fund	15,214,712
Net appreciation in fair value of investments	$211,313,047

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all unallocated shares remaining after the settlement of the Plan's obligations will be allocated and the Plan participants will receive all amounts credited to their accounts.

9. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 7, 2002, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is made.

10. SUBSEQUENT EVENTS

In February 2008, the net assets of the Sierracin Corporation 401(k) Plan were merged into the Plan, and, in June 2008, the net assets of the Spectra-tone 401(k) and Profit Sharing Plan were merged into the Plan. The total net assets merged into the Plan as a result of these actions was approximately $25.7 million. Sierracin Corporation and Spectra-tone were businesses acquired by PPG.

* * * * * *

SUPPLEMENTAL SCHEDULES

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2007

Identity of Issuer and Title of Issue	Current Value
Investment in net assets of the PPG Industries Master Trust, at fair value	$ 2,762,643,398
* Loans to participants with interest rates ranging from 5% to 11.5%, maturing through 2038	44,600,803
TOTAL	$ 2,807,244,201

* Party-in-interest

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Identity of Party Involved	Relationship to Plan, Employer, or other Party-in-interest	Description of Transaction	Value of Asset on Transaction Dates
PPG Industries, Inc.	Plan Sponsor	Participant contributions and any applicable Company matching contributions amounting to $4,511 were not submitted to the trustee when these contributions could have been reasonably segregated from the general assets of the Company or within 15 business days of the following month for 27 participants between December 2006 and March 2007. These contributions, including Company match, but excluding any retroactive earnings, were deposited into the trust in June 2007. The retroactive earnings totaled $184 and were funded by the Plan Sponsor and deposited into the trust in February 2008. The retroactive earnings were allocated to the applicable affected participants account and were calculated per the Internal Revenue Code Section 6621 rate.	$ 4,695

PPG INDUSTRIES
<u>EMPLOYEE SAVINGS PLAN</u>

INDEX TO EXHIBITS

<u>EXHIBIT</u>

23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13605 on Form S-8 of our report dated June 23, 2008, appearing in this Annual Report on Form 11-K of the PPG Industries Employee Savings Plan for the year ended December 31, 2007.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 23, 2008

END